

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 1, 2006

Mrs. Gretchen R. Haggerty
Executive Vice President and CFO
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219

      RE: **Form 10-K for the fiscal year ended December 31, 2005**
               Forms 10-Q for the periods ended March 31, 2006 and June 30, 2006
               File No. 1-16811

Dear Mrs. Haggerty:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

                     Sincerely,

                     John Hartz
                     Senior Assistant Chief Accountant